Filed by PropertyGuru Group Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Bridgetown 2 Holdings Limited

Commission File No.: 001-39932

PropertyGuru
Investor Presentation
January 2022

Disclaimer THIS PRESENTATION AND ITS CONTENTS ARE CONFIDENTIAL AND ARE NOT FOR RELEASE, REPRODUCTION, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, TO ANY OTHER PERSON OR IN OR INTO OR FROM THE UNITED STATES OF AMERICA (EXCEPT TO QUALIFIED INSTITUTIONAL INVESTORS AS DEFINED BELOW), AUSTRALIA, CANADA, JAPAN, SOUTH AFRICA OR ANY JURISDICTION WHERE SUCH RELEASE, REPRODUCTION, PUBLICATION OR DISTRIBUTION IS UNLAWFUL. PERSONS INTO WHOSE POSSESSION THIS DOCUMENT COMES SHOULD INFORM THEMSELVES ABOUT, AND OBSERVE, ANY SUCH RESTRICTIONS. THIS PRESENTATION IS NOT AN OFFER OR AN INVITATION TO BUY, SELL OR SUBSCRIBE FOR SECURITIES. About this Presentation This presentation is being made in connection with a potential business combination (the “Business Combination”) involving Bridgetown 2 Holdings Limited (“Bridgetown”) and PropertyGuru Pte. Ltd. (“PropertyGuru”) to a limited number of parties who may be interested in acquiring securities of PropertyGuru (“Securities”). Merrill Lynch (Singapore) Pte. Ltd., Citigroup Global Markets Inc., KKR Capital Markets Asia Limited and TPG Capital BD, LLC have been engaged by PropertyGuru to serve as placement agents (the “Placement Agents”) with respect to the offering of Securities to prospective investors in connection with the Business Combination.
This presentation has been prepared for use by Bridgetown and PropertyGuru, and is intended solely for investors that are qualified institutional buyers (as defined in Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”)) and eligible institutional investors outside the U.S. (such as, in the EU, eligible counterparties and professional clients each as defined in Directive 2014/65/EU, as amended) for the purposes of familiarizing such investors with Bridgetown and PropertyGuru in connection with their proposed business combination. Further, this presentation is only addressed to and directed at specific addressees who: (A) if in member states of the European Economic Area (the “EEA”), are persons who are “qualified investors” within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (as amended) (“Qualified Investors”); and (B) if in the United Kingdom, are Qualified Investors who are: (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order; or (C) are other persons to whom it may otherwise lawfully be communicated (all such persons referred to in (B) and (C) together being “Relevant Persons”). This presentation must not be acted or relied on (i) in the United Kingdom, by persons who are not Relevant Persons and (ii) in any member state of the EEA by persons who are not Qualified Investors. Any investment or investment activity to which this presentation relates is or will be available only to, and may be engaged in only with, (i) Relevant Persons in the United Kingdom; and (ii) Qualified Investors in any member state of the EEA.
For the purposes of this notice, the “presentation” that follows shall mean and include the slides that follow, the oral presentation of the slides by members of management of Bridgetown or PropertyGuru or any person on their behalf, the question-and-answer session that follows that oral presentation, hard copies of this document and any materials distributed at, or in connection with, that presentation. By attending the meeting where the presentation is made, or by reading the presentation slides, you will be deemed to have (i) agreed to the following limitations and notifications and made the following undertakings and (ii) acknowledged that you understand the legal and regulatory sanctions attached to the misuse, disclosure or improper circulation of this presentation.
This presentation has been prepared by Bridgetown and PropertyGuru, is preliminary in nature and solely for information and discussion purposes and must not be relied upon for any other purpose. This presentation does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of PropertyGuru, Bridgetown, or any of their respective affiliates. No such offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom. The contents of this presentation have not been reviewed by any regulatory authority in any jurisdiction. If the contemplated business combination is pursued, Bridgetown will be required to file a preliminary and definitive proxy statement, which may include a registration statement, and other relevant documents with the U.S. Securities and Exchange Commission (“SEC”). You are urged to read the proxy statement and any other relevant documents filed with the SEC when they become available because they will contain important information about Bridgetown, PropertyGuru and their contemplated business combination. Shareholders will be able to obtain a free copy of the proxy statement (when filed), as well as other filings containing information about Bridgetown, PropertyGuru and their contemplated business combination, without charge, at the SEC’s website located at www.sec.gov. Bridgetown and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Bridgetown’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement when available. You may obtain free copies of these documents as described in the preceding paragraph. The definitive proxy statement will be mailed to shareholders as of a record date to be established for voting on the contemplated business combination when it becomes available. While utmost care has been taken in preparing the presentation, none of Bridgetown, PropertyGuru, or their respective advisors or representatives or any of their respective affiliates accept any liability whatsoever for any loss howsoever arising from any information presented or contained in this presentation, or the opinion expressed by the presenters. You must make your own assessment of the relevance, accuracy and adequacy of the information contained in this presentation and must make such independent investigation as you may consider necessary or appropriate for such purpose. Although Bridgetown is in the process of conducting due diligence on PropertyGuru, such due diligence is not yet complete and therefore there is a risk that material issues could arise as such diligence progresses. Bridgetown cannot assure you that this diligence will identify all material issues that may be present with the business of PropertyGuru. Further, past performance is not necessarily indicative of future results. The presentation should not be construed as legal, tax, investment or other advice. This presentation does not purport to contain all of the information that may be required to evaluate the contemplated business combination or any investment in Bridgetown or any of its securities and should not be relied upon to form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. This presentation is intended to present background information on Bridgetown and PropertyGuru, their business and the industry in which they operate and is not intended to provide complete disclosure upon which an investment decision could be made.
You should not construe the contents of this presentation as legal, tax, accounting or investment advice or a recommendation. The merit and suitability of an investment in PropertyGuru should be independently evaluated and any person considering such an investment is advised to obtain independent advice as to the legal, tax, accounting, financial, credit and other related advice prior to making an investment.
This presentation shall remain the property of PropertyGuru. Each of PropertyGuru and the Placement Agents reserves the right to require the return of this presentation (together with any copies or extracts thereof) at any time. By its acceptance hereof, each recipient agrees that neither it nor its agents, representatives, directors, or employees will copy, reproduce, or distribute to others this presentation, in whole or in part, at any time without the prior written consent of PropertyGuru and that it will keep confidential all information contained herein or otherwise obtained from PropertyGuru (in accordance with such recipient’s agreement with the applicable Placement Agent to receive such information) and will use this presentation for the sole purpose of evaluating a possible acquisition of Securities and for no other purpose. Any unauthorized distribution or reproduction of any part of this presentation may result in a violation of the Securities Act. This document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of any Securities may not be circulated or distributed, nor may any Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provisions of the SFA. Notification under Section 309B of the SFA: The Securities shall be (A) prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and (B) Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Disclaimer (Cont’d) Forward Looking Statements This presentation contains forward-looking statements that reflect our current views with respect to, among other things, our industry, operations and financial performance. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Some of the factors that may cause actual outcomes or results to differ materially from those expressed in, or implied by, the forward-looking statements include, but are not limited to: PropertyGuru’s ability to attract new and retain existing customers in a cost effective manner, competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates, the Group’s ability to achieve profitability despite a history of losses, the Group’s ability to implement its growth strategies and manage its growth, customers of the Group continuing to make valuable contributions to its platform, the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates, general economic conditions in the countries in which the Group operates, the Group’s ability to attract and retain management and skilled employees, the impact of the COVID-19 pandemic on the business of the Group, the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group’s ability to grow and protect its brand and the Group’s reputation, the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. All information herein speaks only as of (1) the date hereof, in the case of information about Bridgetown and PropertyGuru, or (2) the date of such information, in the case of information from persons other than Bridgetown and PropertyGuru. Forecasts and estimates regarding PropertyGuru’s industry are based on sources we believe to be reliable; however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. You should read this presentation with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the proxy statement/prospectus on Form F-4 relating to the business combination, which is expected to be filed by PropertyGuru with the SEC and other documents filed by PropertyGuru from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Bridgetown and PropertyGuru assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Confidential Information The information contained in this presentation is confidential and being provided to you solely for the purpose of assisting you in familiarizing yourself with Bridgetown and PropertyGuru in connection with their proposed business combination. This presentation is being provided solely for your confidential use with the express understanding that you will not release any portion of this document, discuss the information contained herein, or make reproductions of or use this presentation for any other purpose without the prior express written permission of Bridgetown and PropertyGuru. By reviewing this information, you are acknowledging the confidential nature of this information and are agreeing to abide by the terms of this legend. Use of Projections and Historical Financial Information The 2019 and 2020 historical financial data included in this presentation has been derived based on PropertyGuru’s management accounts prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are subject to updates based on an ongoing audit in accordance with PCAOB standards. This presentation contains financial forecasts for PropertyGuru with respect to certain financial results for PropertyGuru’s fiscal years 2021 through 2025 for illustrative purposes. Neither Bridgetown’s nor PropertyGuru’s independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this presentation. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. In this presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. While such information and projections are necessarily speculative, PropertyGuru and Bridgetown believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of PropertyGuru or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. All subsequent written and oral forward-looking statements concerning PropertyGuru and Bridgetown, the proposed transactions or other matters and attributable to PropertyGuru and Bridgetown or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Non-IFRS Financial Measures This presentation also includes certain financial measures not presented in accordance with IFRS including, but not limited to, Average Revenue per Agent, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBITDA Drop Through, average listing price per day and certain ratios and other metrics derived therefrom. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing PropertyGuru’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. You should be aware that PropertyGuru’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. Bridgetown and PropertyGuru believe these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to PropertyGuru’s financial condition and results of operations. Bridgetown and PropertyGuru believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing PropertyGuru’s financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. Management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. These non-IFRS financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS financial measures. This presentation also includes certain projections of non-IFRS financial measures. Due to the high diï¬ƒculty in forecasting and quantifying some of the information that is excluded from these projected non-IFRS measures, together with some of the excluded information not being ascertainable or accessible, non-IFRS measures in this presentation are presented on a non-IFRS basis without reconciliations to the most directly comparable IFRS financial measures. Industry and Market Data In this presentation, Bridgetown and PropertyGuru rely on and refer to certain information, estimates and statistics obtained from third-party sources (including Frost & Sullivan). Frost & Sullivan cannot guarantee the accuracy of such information. You are cautioned not to give undue weight to such estimates. Neither Bridgetown nor PropertyGuru has independently verified the accuracy or completeness of any such third-party information, which involves elements of subjective judgment and analysis that may or may not prove to be accurate. None of Bridgetown, PropertyGuru, their respective affiliates, the Placement Agents or any third parties that provide information to Bridgetown, PropertyGuru, or their respective affiliates, such as market research firms, guarantee the accuracy, completeness, timeliness, or availability of any information. None of Bridgetown and PropertyGuru, their respective affiliates, the Placement Agents, or any third parties that provide information to Bridgetown, PropertyGuru, and their respective affiliates, such as market research firms, are responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or the results obtained from the use of such content. Bridgetown and PropertyGuru may have supplemented such information where necessary, taking into account publicly available information about other industry participants and the PropertyGuru’s management’s best view as to information that is not publicly available. Trademarks This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM © or ® symbols, but Bridgetown and PropertyGuru will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. None of Bridgetown, PropertyGuru, their respective affiliates, or the Placement Agents give any express or implied warranties with respect to the information included herein, including, but not limited to, any warranties regarding its accuracy or of merchantability or fitness for a particular purpose or use, 3and they expressly disclaim any responsibility or liability for direct, indirect, incidental, exemplary, compensatory, punitive, special, or consequential damages, costs, expenses, legal fees, or losses (including lost income or profits and opportunity costs) in connection with the use of the information herein. By accepting this presentation, the recipient will be deemed to have acknowledge and agreed to the foregoing.

Seasoned Management Team With Digital Pedigree Hari V Krishnan CEO and Managing Director 20 years of tech industry leadership across Asia and the US Former VP, Asia Pacific & Japan at LinkedIn MBA from INSEAD Joe Dische Chief Financial Officer 20 years of finance experience , listed and private companies Former CFO at ASX-listed iCar Asia Accountant ICAEW, Graduate Member of AICD Jeremy Williams Managing Director Marketplaces Former CFO at CarTrade and CarWale MBA from Cornell University Manav Kamboj CTO and Managing Director Data & Software Solutions Former Head of Product/Technology, Snapdeal PGDBM from IIM Lucknow Bjorn Sprengers CMO and Managing Director FinTech Former Senior marketer at Philips Electronics MSc in International Business Studies, Maastricht University Genevieve Godwin Chief People Officer Former Head of HR at Telenor Digital, JWT Bachelor of Business, Charles Sturt University Significant Asian Experience in The Digital Space

Our Vision To be the trusted advisor to every person seeking property

PropertyGuru at a Glance S$97.5 million CY21F revenues(1) 29% pro forma CY20A–25F revenue CAGR(1) Declining net loss in CY20A & Adjusted EBITDA(2) positive in CY19A and CY20A Declining net loss in CY20A & Adjusted EBITDA(2) positive in CY19A and CY20A #1 Player in 4 priority markets(4) 65% organic traffic (5) >3.3 million monthly real estate listings (6) >52 million monthly property seekers (7) >57,000 active agents(8) Note: USDSGD FX rate of 1.3449 (1) Revenue forecasts excludes impact from Listing proceeds investments (2) Adjusted EBITDA excludes SBP, costs of REA acquisition & integration, one-off & ongoingcosts of listing. Refer to slide 42 for reconciliation to net loss (3) Please refer to slide 13 for further details on TAM assumptions; Core TAM refers to “Agent & Developer Marketing”, Adjacent TAM refers to “FinTech”, “Data Services”, “Developer OS”, and “Home Services” (4) Please refer to slide 22 for details on market share and ranking (5) Organic traffic (which is traffic to a website that is not a visit generated by a paid advertisement and all mobile application traffic) as a proportion of total visits as sourced from Google Analytics, last 6 month average as at 30 June 2021 for all priority markets (6) Data from PropertyGuru; Calculated as the number of listings created during the month for Vietnam and total listings at the end of the previous month for other markets, excludes RumahDijual and Dothi; Data as of 30 June 2021 (7) Data sourced from Google Analytics (number of website and app visits); Data as of 30 June 2021 (8) Data from PropertyGuru; An agent with a valid subscription (valid for 12 months following payment) for Singapore, Malaysia and Other Asia, whereas active agents in Vietnam are classified as agents who credit money into their accounts; Data as of 30 June 2021

Investment Thesis Vibrant, increasingly affluent property seekers to drive property sector growth for foreseeable future. Optimal time to invest into business with markets poised for recovery. Before Recent Track Record of Growth & Profitability(1). Revenue growth CAGR of ~25% for four years entering COVID period(2) During Transformative Investment During COVID. Capturing COVID-driven unique opportunities including strategic M&A After Well Positioned to Monetise Post-COVID Period. Group has driven digitization and market share growth Market Leadership(3) Large TAM(4) Proven Business Model Experienced Management (1) Adjusted EBITDA positive in CY19A and CY20A; Adjusted EBITDA excludes SBP, costs of REA acquisition & integration, one-off & ongoing costs of listing. Refer to slide 42 for reconciliation to net loss (2) In terms of revenue based on statutory accounts; growth CAGR for periods CY15A to CY19A (3) Please refer to slide 22 for details on market share and ranking (4) Please refer to slide 13 for further details on TAM assumptions

PropertyGuru 1. Our Market Opportunity

Overview of Southeast Asia Large SEA Market with Strong Growth Digital and Mobile Native PropertyGuru’s Geographical Presence in SEA 473M Population 74% Internet Penetration #4 World’s Largest Economy by 2030(1) 8 hrs Time per day spent using internet(2)(3) (Global Average: 6 hrs 43 mins) 61% 2015 – 2025E Increase in Average GDP per Capita 62% Population Under 30(4) Source: Frost & Sullivan unless otherwise stated (1) Singapore Business Review, ASEAN to become world’s fourth largest economy for 2030: Singapore PM Lee, August 2018 (2) Digital in 2020 Yearbook; Average amount of time that internet users aged 16 to 64 spend using the internet each day on any device (3) Average of Singapore, Malaysia, Indonesia, Philippines, Thailand and Vietnam (4) Euromonitor data

A Proven Model with 3 Macro Tailwinds
1. URBANISATION: Halfway through a decade of urbanization, over 50 million urbanites needing housing(1)
Urban Population (millions)
Digital marketplaces have proven to be the most efficient means to create economic activity within the property sector
2013 161.6 2023 129.4
36.8 39.6
30.7 28.7 22.1 27.3
5.4 5.9
2. MIDDLE CLASS EXPANSION: Increasing purchasing power, +61% expected growth(2) over a decade GDP per Capita (US$’000)
70.8 2015 2025 55.6
14.8
9.7 5.8 9.5 5.4
3.4 2.6 5.2
3. DIGITALISATION: More than 200 million people moving online(3)
Internet Penetration (% Population)
96% 100%
94% 79% 86% 79% 71%
45% 39% 2015 2025 22%
SG MY VN TH ID
Source: Frost & Sullivan
Note: Country abbreviations used are SG: Singapore, MY: Malaysia, VN: Vietnam, TH: Thailand and ID: Indonesia (1) Difference between total SEA urban population expected in 2023 and 2013 (2) Average for 5 countries from 2015 to 2025 (3) Difference between total SEA internet users expected in 2023 and 2013
10

Offline-to-Online Migration Provides Runway for Growth
Southeast Asian markets are ~10 years behind certain developed markets and are forecast to experience significant growth
Online Penetration of Real Estate Advertising Expenditure (1) in Our Priority Markets vs. Certain Developed Markets
94% 84% 61% 64% 60% 51% 24% 24% 21% 14% 10% 10% 9%
46%
41% 39% 33% 33% 31% 27%
AU UK SG VN MY TH ID
2010 2015 2020 2015 2020 2025E
Source: Frost & Sullivan
Note: Country abbreviations used are AU: Australia, UK: United Kingdom, SG: Singapore, MY: Malaysia, VN: Vietnam, TH: Thailand and ID: Indonesia (1) As a % of total real estate advertising expenditure11

PropertyGuru Tomorrow: Go Broad to Go Deep
Suite of B2B platforms tech-enable property sector players; digital transformation of workflows needed
PropertyGuru marketplaces efficiently match supply and demand (listings and seekers)
Property Seekers / Sellers
• Access to financing
• Market insights – price, timing • Post-transaction home services • Lifetime value financial services • Investment & portfolio management
Banks / Valuers
• Valuers’ workflow automation
• Automated valuation models • Risk management solutions
Operating system (OS) software manages all the systems and resources that a user needs to be effective
Agent OS
• Access to financing, valuations • Actionable insights
• Value-added services (photography, staging, etc. )
Developer OS
• Sales process automation and bookings • Actionable insights for research & construction • Property management
Property
Seekers / Sellers Agents
Profitable model with efficient customer acquisition and retention
Leads
Marketplace
Listings
Banks /
Valuers Developers
Strong network effects
12

Go-to-Market Strategy
Expanded Long-term TAM of ~S$10.9bn or ~US$8.1bn from incremental market share in core segments and growth into adjacencies
Home Services
~US$2.7bn
Developer OS
~US$0.9bn
Data Services
~US$0.5bn
FinTech
~US$1.7bn
Agent & Developer Marketing
~US$2.3bn
Contractor services and moving services
Enabling core IT systems automation for developers in sales, marketing, and property management
Valuation & data consultancy services for valuers, banks, developers and governments
Mortgage leads, property and rental insurance
Core listings marketplace and developer marketing solutions(1)
Our Business Today
13 Source: Frost & Sullivan
Note: USDSGD FX rate of 1.3449; Adjacent TAMs (ex-Agent & Developer Marketing) as per Frost & Sullivan

PropertyGuru
2. Our Business Overview & Strategy
Copyright © PropertyGuru Group. All Rights Reserved.

Business Model
Marketplaces FinTech & Data
Online Property Classifieds
Digital Sales and Marketing Mortgage Marketplace Data & Software Business Marketplaces
Value
Proposition Agents advertise properties and Buyers are matched to suitable mortgages,
Developers market new projects and Proprietary data and workflow solutions to marketplaces match buyers / tenants with advertised by banks and brokered by automate their sales process deliver intelligent automation sellers / landlords PropertyGuru
Select Customers
Agents working for:
Select B2B clients including valuers, banks, PropertyGuru has referral arrangements developers, agencies, auditors and
Customers with a number of major banks in Singapore consultancies missions on mortgage fulfilment • Property market intelligence - platform subscription and packages advertising products: sorship / banners • Subscription to Valuation Management System for Valuers and Banks • Automated Valuation Model -subscription and pay per use
Industry Participants Focus Revenue Model
Recurring annual subscription revenue model in Singapore, Malaysia, Thailand and Indonesia(1) with tiered package pay per listing in Vietnam only
Depth Products in all markets(2)
Digital advertising: banners and content marketing for new project launches
Awards and Events: Digital marketing packages, sponsorship, booths, ticket sales
SaaS sales process automation solution: software license per project
Commissions on mortgage fulfilments
Digital advertising products: sponsorship / banners
• Financial Institutions • Developers cial Institutions • Agent / Agencies • Advisory
15
(1) These Agents pay annual upfront fees that generally may not be refunded after the initial 30 day trail period has elapsed so are considered recurring
(2) Depth Products are optional features and add-ons that Agents can purchase, from within or on top of their subscription packages, to enhance visibility and performance. Examples include Boost and Repost, refer to slide 16 for further details

Agent Subscription Packages: Singapore prices increased in Oct 2021
Ability to purchase additional credits to be used for Depth Products
12
months
5 Concurrent Listings
500 Ad Credits
Data - basic functionality(1)
Basic Premium Features
12
months
30 Concurrent Listings
3,000 Ad Credits
Data - limited functionality(2)
Additional Premium
Features
12
months
70 Concurrent Listings
10,000 Ad Credits
Data - full functionality(3)
Additional Premium
Features
12
months
120 Concurrent Listings
37,000 Ad Credits
Data - full functionality(3)
Additional Premium
Features
Standard Advance Premier Business
Most basic Best for starters Best for full-time Suits highly active Agents Agents
Note: Our subscription packages are similar across all of our markets with the exception of Vietnam which operates under a “pay as you go” model
(1) Basic functionality refers to non real time project data and basic listing performance insights
16 (2) Limited functionality refers to non real time project, unit, and market data, as well as advanced listing performance insights
(3) Full functionality refers to real time data and full listing performance insights

Developer Products
A broad suite of developer oriented offerings
Awards and Events
Awards Events
Property awards ceremonies honour top developers for their
Virtual and physical events such achievements in various as showcases and exhibitions categories. Digital promotion of category winners
Digital advertising and software
Digital Advertising FastKey Others
SaaS based sales automation
Brand advertising and lead solution enables end-to-end Marketing as a Service (MaaS), generation campaigns project management from database marketing etc launch to sales conversion
Priority Selected Markets Only
Markets Singapore Malaysia Indonesia Thailand Vietnam
◾ China ◾ Australia Other ◾ Hong Kong ◾ Sri Lanka Markets ◾ Macau ◾ Philippines
Offered
◾ Cambodia ◾ Japan ◾ India 17

FinTech Enabling Frictionless Home Financing
Our Approach
• Deliver smart home financing experiences that empower users
• Digitally integrate the home financing ecosystem
• Leverage customer data to build life-time value services
Key Priority Market Insights
• ~45k annual transactions (~S$32bn p.a. of new housing loans) for Singapore(1)
Addressable
Market
• S$65m of annual commissions, mainly to bank-employed brokers for Singapore(2)
• Dissatisfied due to low trust in banks and unfamiliarity of agents with mortgage products(3)
Consumers
• Mortgage consumers generally have high life-time-value (refinancing, insurance, and others)(4)
Our Growth Strategy
• Make home loans accessible to all property buyers • Leverage our property agents • Expand into adjacent products • Innovation by moving up the value chain
Originated over S$1 billion to date
Revenues & Margin
Agent-referrals to expand the base
Home Loans for PropertyGuru marketplace consumers
Customer Base
(1) Data sourced from Frost & Sullivan, excludes refinancing transactions
(2) Data sourced from Frost & Sullivan
18 (3) Data sourced from PropertyGuru’s surveys
(4) Data sourced from Deloitte’s 2018 report on “The Value of Mortgage Broking”, where c. 70% of leads come from existing mortgage customers; Survey was conducted in Australia, which has a more established and mature real estate mortgage broking market

Data Business: Building Trust through Transparency
Property Seeker Banks
Past Transactions
Agents Pricing Valuers
Location
Property Information
Demand
& supply POIs
PropertyGuru Commute Clickstream
Demographic
Seller / landlords Developers
Our Approach
◾ Single source of truth: Proprietary consumer demand data ◾ Reference price data in countries without official records ◾ Data science and technology capabilities ◾ Ease of data access through more intuitive interfaces
Our Growth Strategy
◾ Valuation management system for valuers and banks
◾ Automated valuation solutions for banks and property owners
◾ Property market intelligence for agents, developers, buyers, city planners
19

Technology Innovation Enhances Market Leadership
Four pillars of focus: Artificial Intelligence, Immersive Content, Data Solutions, and Enterprise Software
Artificial Intelligence (AI) Immersive Content
Proprietary AI Recommendations: Personalisation(1)
Proprietary Quality Photos Guide: Image Moderation
Park Levine 2 Faber Lane
Proprietary Quality Photos Guide: Image Moderation
Market-defining immersive content products
PropertyGuru Lens: Visual search using smartphone camera Storyteller: Explore properties/ neighbourhoods virtually Drone video: Neighbourhood research
PropertyGuru Green Score
Proprietary IP to drive sustainability choice
Point, Tap & Discover Homes On-The-Go!

Technology Innovation Enhances Market Leadership
Suite of Data and Enterprise Software solutions increase transparency and efficiency
Data Solutions
Market insights and Intelligence
Most comprehensive Property Market Data & Analytics data dashboards for Developer and Bank clients
Vantage(+)
Comprehensive transaction database with location insight, and property seeker demand Addl information incl. auction and geo-analytics
Property Market Data & Analytics data dashboards for Agents and Property Seekers
DataSense
Transaction data and pricing insights
Broad and deep market demand and supply trends
Cloud based system for valuers and banks to connect on valuation cases
ValueNet & Analyze and validate property valuation data through
ProxyPrice PropertyGuru’s proprietary AVM models
Automated routing of bank panel requests for valuation Track, manage and complete valuation requests
Enterprise Software
SaaS Based Sales Process Automation Solution
End-to-end solution which centralises key project processes
Sales collateral delivery
Sales channel performance tracking
Digitisation of document generation
Real-time bookings management
Agent outreach and media content creation

#1 Market Positions
Strong network effects create significant competitive advantage and drive increased profitability
Singapore Vietnam Malaysia(1) Thailand(1) Indonesia
Market #1 #1 #1 #1 #2 Position (2)
37% Engagement 81% 95% 74% 61% Market Share (3)
5.0x 2.9x 22x 2.7x 0.7x
closest peer (2) closest peer (2) closest peer (2) closest peer (2)
Expected to approach SG/VN levels in the mid-term, post integration of REA Assets
81% 80%
Refer to slide 38 in relation to the acquisition of REA Assets
Based on Engagement Market Share, which is defined as time spent on the PropertyGuru website multiplied by the number of visits relative to the time spent on comparable websites multiplied by the numbers of visits. This is calculated using data from SimilarWeb for last 6 month average as at 30 June 2021. The average time on site is calculated as the time elapsed between the first and last page view per visit (visits are closed after 30 minutes of inactivity); Closest peer as identified by data from SimilarWeb.
Singapore is aggregate of propertyguru.com.sg (77%) and commercialguru.com.sg (4%). Vietnam is aggregate of Batdongsan.com.vn (72%) and Dothi.net (2%). Malaysia is aggregate of propertyguru.com.my (59%) and iproperty.com.my (36%). Thailand is aggregate of ddproperty.com (56%), thinkofliving.com (4%) and prakard.com (1%). Indonesia is aggregate of rumah.com (28%) and rumahdijual.com (9%); This is calculated using data from SimilarWeb for last 6 month average as at 30 June 2021.
Organic traffic (which is traffic to a website that is not a visit generated by a paid advertisement and all mobile application traffic) as a proportion of total visits as sourced from Google Analytics, last 6 month average as at 30 June 2021, includes impact of REA Assets (refer to slide 38 for further details)

Our Core Strategic Focus Aided by Expanded TAMs = A Long Runway for Growth
1 2 3
Agents Developers Expanded play into adjacent TAMsARPA(1) growth through Depth Products(2) Offline-to-online migration: Vietnam, Near-term: and pricing activity Thailand FinTech: Mortgage, property insurance Increasing agent acquisition in growth Performance based marketing solutions Data Services: Valuation / data markets consultancy services FastKey and data solutionsMid-term:Awards and EventsDeveloper OS servicesHome services
3
Illustrative Chart; Not Up to Scale to Represent Any Forecasted Revenues Home Services
Developer OS
Data Services
FinTech
2
1 S$82m
CY20A Revenue Agents Developers TAM Expansion Long-Term Revenue
____________________
(1) ARPA is defined as agent revenue for a period divided by the average number of agents in that period, which is calculated as the sum of the number of total agents at the end of each month in a period divided by the number of months in such period (2) Depth Products are optional features and add-ons that Agents can purchase, from within or on top of their subscription packages, to enhance visibility and performance. Examples include Boost and Repost, refer to slide 16 for further details

Strategic M&A: A Core Component of Strategy
Proven track record of strategic acquisitions supplementing organic builds - to drive penetration and growth
Increase the range of our offerings and fast-track expansion into new markets
To build sales To solidify To strengthen To gain access To gain access Acquisition of process leadership Developer to Vietnam(2) to data REA Group’s automation in Indonesia relationships analytics Malaysia and capability and platform in Thailand marketing Malaysia property solution portal business(7)
CY20A Revenue
Contribution: CY20A Revenue
S$1.0m Contribution: CY20A Revenue
S$2.1m(1) Contribution: CY20A Revenue
S$4.9m Contribution: CY20A Revenue
(4) Contribution: CY20A Revenue S$18.3m S$0.60m(5) Pro Forma: S$16.2m(6)
Jul-15
Dec-15
Jan-16
Oct-16; Oct-18(3)
Nov-20
Aug-21
Refers to Indonesia’s revenue
Dai Viet Technology and Investment Joint Stock Company
Wholly acquired
Refers to Vietnam’s revenue
Actual CY20A revenue contribution from MPD post-acquisition
Actual full year CY20A revenue of the REA assets
Refer to slide 38 for further details

PropertyGuru
3. Finacialas

Pro Forma Revenue(1) Bridge
CY21: COVID-19 recovery year with 19% YoY revenue growth; 1H21 revenue at +18% growth over 1H20 CY22 and CY23: organic revenue growth of c.30% each year Forecasts exclude growth from inorganic / M&A (other than contributions from REA assets in CY21 and beyond)
S$m
Marketplaces
Singapore Vietnam Malaysia Other Asia(2) FinTech & Data
____________________
Note: Overview of forecast assumptions available on slide 42
(1) Includes revenue contribution from REA Assets, which would add to PropertyGuru’s current Malaysia and Thailand businesses (refer to slide 38 for further details), excludes impact from Listing proceeds investments (2) Refers to revenue from Thailand and Indonesia

Overview of Key Revenue Drivers
Marketplace
Singapore Vietnam Malaysia / Other Asia FinTech Data
Revenue mainly consists of Revenue mainly consist of Revenue mainly consist of Revenue mainly consist of Data revenue is driven on an Agent Revenues, which is Agent Revenues, which is Agent Revenues, which is Mortgage Revenues, which is individual product and market driven by “Number of Agent driven by “Number of Paid driven by “Number of Agent driven by “Closures Value” * basis by Subscribers” * “ARPA” Listings” * “Average Revenue Subscribers” * “ARPA” “Take Rate” “Number of Customers” * per Listing” “Average Price / Customer”
Key Drivers Developer Revenues are driven Developer Revenues are driven by a yearly growth rate Developer Revenues are driven by a yearly growth rate by a yearly growth rate
Growth expected to come from Growth expected to come from In Malaysia, successful Growth to be driven by both Growth to be driven by an increasing ARPA through both number of listings (more integration of the iProperty number of mortgages closed increase in number of pricing changes and agents using services and business leading to cross- and yield per closure. customers and the range /
deployment of new services as geographic expansion) and selling, growth in yield and roll- Revenues are only forecast price of services in existing agent penetration is already revenue per listing with out of new products and currently in Singapore markets. This is combined with high increased penetration of services roll-out of these products to
What Drives premium services and yield other priority markets
Long Term Developer revenues to grow Other Asia: in Thailand, activities
Growth? from expansion of digital additional investment in the product offerings and customer Has historically not been a core marketplace and ability to base, yield increase through major offering for developers. source overseas buyers. In pricing initiatives and from Products from other markets Indonesia, focus on growth in growth in FastKey are being launched to expand Fastkey and events the business including digital
solutions and FastKey
Note: Overview of forecast assumptions available on slide 42

Key Singapore Marketplace Metrics
Agent revenue growth through product development and pricing
Developer revenues increasing with COVID recovery, pricing and solutions such as Marketing-as-a-Service and FastKey
Revenue ARPA(1) Renewal Rates
S$m 25.4 S$ %
1,539 83% 22.5 1,426 71%
12.8% 7.9% 12%
1H20A 1H21A 1H20A 1H21A 1H20A 1H21A
Agents Revenue
CY20A - CY25F CY20A - CY25F S$ CAGR CAGR
S$m
2,777 2,967 3,224 3,952 4,525 5,091 5,691 14% 16% 96.1
#
14,000 14,000 14,000 14,000 14,000 85.7 16.4 19% 13,866 13,369 76.0 14.4 64.7 12.6
55.2 9.3 49.4 46.7
10.0 10.8 7.0
79.7
71.3 15% 63.3 55.3 39.7 45.1 38.5
CY19A CY20A CY21F CY22F CY23F CY24F CY25F CY19A CY20A CY21F CY22F CY23F CY24F CY25F
# Agent Subscribers ARPA(1) Agent services Developer Services
Note: Overview of forecast assumptions available on slide 42
(1) ARPA is defined as agent revenue for a period divided by the average number of agents in that period, which is calculated as the sum of the number of total agents at the end of each month in a period divided by the number of months in such period

Key Vietnam Marketplace Metrics
Agent revenue expected to grow at 26% CAGR for CY20A-CY25F through increasing listing volumes, upselling to premium services and pricing Building a new Developer business with digital products, FastKey and Events
Revenue Average Revenue per Listing(1)
S$m S$ 2.76 10.1
2.12
7.8
29.5% 30.2%
1H20A 1H21A 1H20A 1H21A
Agents Revenue
CY20A - CY25F CY20A - CY25F CAGR S$m CAGR
S$
2.1 2.3 2.5 3.0 3.5 4.3 5.1 17% 67.4 30%
11.0
# COVID Impact 10.4 11.5
9.8 81%
8% 52.7
9.2 9.0
8.4
7.5 40.6
6.3 6.1
29.4
2.7 55.9
19.9 18.3 26%
17.2 44.3
0.9 0.6
1.3 26.7 34.5 19.0 17.6 15.9
CY19A CY20A CY21F CY22F CY23F CY24F CY25F CY19A CY20A CY21F CY22F CY23F CY24F CY25F
# Paid listings (mm) Average Revenue per Listing(1) Agent services Developer Services
29 Note: Overview of forecast assumptions available on slide 42
(1) Average revenue per listing is defined as revenue for a period divided by the number of listings in such period

Overview of Key Cost Drivers
CY21F Cost Breakdown(1) Costs
S$m
87.0% 94.6% 116.8% 92.2% 81.8% 73.8% 67.2%
COVID Period Investment 198.4
Others 175.2
5% 154.9
IT COGS
133.7
7% 15%
113.9
76.6 77.0
Marketing CY19A CY20A CY21F CY22F CY23F CY24F CY25F 21%
% of Revenue
Business shows strong forecast operating leverage with costs as % of revenue declining from 117% in CY21 to 67% in CY25 Staff Cost People efficiencies come with automation of sales and other processes requiring less
52%
human touch points and leverage of recent upweighting in key skill areas
Marketing costs moderate with integration in Malaysia and leverage of strong organic traffic positions
30
Note: Overview of forecast assumptions available on slide 42
(1) Cost allocation on management forecast basis and will differ from IFRS financial accounts

Group Adjusted EBITDA
EBITDA Margins 14% (17%) 33%
S$m 12.5 (16.4) 97.0
12.2
28.6
31.4
5.6 67.4 33.3 34.2
(3.2)
(11.1) (23.2)
(48.0) (32.4)
CY19A CY21F CY25F
Singapore Vietnam Malaysia Other Asia(1) FinTech & Data HQ costs(2)
Group Adjusted EBITDA
Adjusted EBITDA excludes SBP, costs of REA acquisition & integration and one-off & ongoing costs of listing
Acquisition of Malaysian REA assets will create a meaningful third growth market on top of Singapore and Vietnam
Group Adjusted EBITDA to grow at 85.2% CAGR over CY20A - CY25F, driven in part by Vietnam (49.6% CAGR) and Singapore (15.7% CAGR)
Malaysia expected to be profitable on back of market leadership
Post COVID-recovery, Group profitability trend to be extended
____________________
Note: Overview of forecast assumptions available on slide 42 (1) Includes Adjusted EBITDA from Thailand and Indonesia
(2) HQ Costs are costs of PropertyGuru’s personnel that are based predominantly in its Singapore headquarters and certain key personnel in Malaysia and Thailand, and that service PropertyGuru’s group as a whole, consisting of its executive officers and its group marketing, technology, product, human resources, finance and operations teams, as well as platform IT costs (hosting, licensing, domain fees), workplace facilities costs, corporate public relations retainer costs and professional fees such as audit, legal and consultant fees

Group Financials Overview Group Revenue(1) Group Adjusted EBITDA(2) S$m Group Adjusted EBITDA(2) Margin (%) S$m COVID Period Investment Note: Overview of forecast assumptions available on slide 42 (1) Revenue excludes impact from Listing proceeds investments (2) Adjusted EBITDA excludes SBP, costs of REA acquisition & integration and one-off & ongoing costs of listing (3) In terms of revenue based on statutory accounts; growth CAGR for periods CY15A to CY19A

Resilient Financial Performance in FY21 Despite COVID-19 Impacts Group Revenue 1H21 Update S$m 1H20 Financials 1H21 Financials % YoY Change Marketplace Singapore 22.5 25.4 13% ï,§ Vietnam 7.8 10.1 29% ï,§ Malaysia 3.6 4.2 17% ï,§ Other Asia(1) 2.1 2.1 (2%) FinTech & Data 0.4 1.1 192% Total revenue 36.4 42.9 18% Group Adjusted EBITDA 1H21 Update(2) S$m 1H20 Financials 1H21 Financials % YoY Change Marketplace Singapore 16.9 16.5 (2%)ï,§ Vietnam 1.2 2.8 127% ï,§ Malaysia (0.1) (6.9) n.m. ï,§ Other Asia(1) (1.8) (1.9) n.m. FinTech & Data (0.3) (1.7) n.m. HQ Costs(3) (9.7) (13.6) 40% Adjusted EBITDA 6.4 (4.8) n.m. EBITDA Margin 17.5% (11.1%) (1) Refers to revenue from Thailand and Indonesia (2) Adjusted EBITDA excludes SBP, costs of REA acquisition & integration, one-off & ongoing costs of listing (3) HQ Costs are costs of PropertyGuru’s personnel that are based predominantly in its Singapore headquarters and certain key personnel in Malaysia and Thailand, and that service PropertyGuru’s group as a whole, consisting of its executive officers and its group marketing, technology, product, human resources, finance and operations teams, as well as platform IT costs (hosting, licensing, domain fees), workplace facilities costs, corporate public relations retainer costs and professional fees such as audit, legal and consultant fees. 1H21 total revenue increased 18% YoY as conditions in relation to COVID-19 improved, although recovery was patchy due to changing restrictions in each market In Singapore, marketplace revenue increased 13% to S$25.4 million as the COVID-19 situation stabilized In Vietnam, marketplace revenue increased 29% to S$10.1 million as the prior period in 2020 was significantly impacted by the COVID-19 pandemic In Malaysia, marketplace revenue increased 17% due to a recovery in both agent and developer revenues with an improved COVID-19 situation and benefits from increased marketing In Other Asia, marketplace revenue decreased by 2% with the continued impact of the COVID-19 pandemic on our agent and developer business (including awards and events) In Fintech and Data services, our revenue increased by S$0.4 million year on year to S$1.1 million with the expansion of the mortgage business in Singapore and the completion of the MyProperty data acquisition on December 8, 2020 Adjusted EBITDA was a loss of S$4.8 million, reflecting increased investments in people and marketing as the Group seeks to emerge strongly from the pandemic period

Recap on Investment Thesis Vibrant, increasingly affluent property seekers to drive property sector growth for foreseeable future. Optimal time to invest into business with markets poised for recovery. Before Recent Track Record of Growth & Profitability(1). During Transformative Investment During COVID. After Well Positioned to Monetise Post-COVID Period. (1) Adjusted EBITDA positive in CY19A and CY20A; Adjusted EBITDA excludes SBP, costs of REA acquisition & integration, one-off & ongoing costs of listing. Refer to slide 42 for reconciliation to net loss

PropertyGuru Appendix

Resilient Financial Performance in FY21 Despite COVID-19 Impacts Group Revenue Forecast Projections Update FY21 Projections FY21 Projections S$m % Change (at Announcement) (Updated Nov-21) Marketplace Singapore 51.8 55.2 6% ï,§ Vietnam 22.0 17.2 (22%)ï,§ Malaysia 13.1 14.2 8% ï,§ Other Asia(1) 9.4 8.2 (12%) FinTech & Data 4.1 2.7 (34%) Total revenue 100.5 97.5 (3%) Group Adjusted EBITDA Projections Update(2) FY21 Projections FY21 Projections S$m % Change (at Announcement) (Update Nov-21) Marketplace Singapore 32.4 34.2 6% ï,§ Vietnam 3.3 1.0 (69%)ï,§ Malaysia (12.9) (11.1) (14%)ï,§ Other Asia (4.1) (3.6) (13%) FinTech & Data (4.3) (4.5) 6% HQ Costs(3) (30.9) (32.4) 5% Adjusted EBITDA (16.4) (16.4) (0%) EBITDA Margin (16.4%) (16.8%) (1) Refers to revenue from Thailand and Indonesia (2) Adjusted EBITDA excludes SBP, costs of REA acquisition & integration, one-off & ongoing costs of listing (3) HQ Costs are costs of PropertyGuru’s personnel that are based predominantly in its Singapore headquarters and certain key personnel in Malaysia and Thailand, and that service PropertyGuru’s group as a whole, consisting of its executive officers and its group marketing, technology, product, human resources, finance and operations teams, as well as platform IT costs (hosting, licensing, domain fees), workplace facilities costs, corporate public relations retainer costs and professional fees such as audit, legal and consultant fees. Stronger than expected COVID-19 recovery in Singapore, resulting in improved customer activity, acceptance of price revisions that took effect in October 2021 and healthy subscription renewal rates Vietnam saw a significant rise in COVID-19 cases in 1H21, leading to reduced revenue during the lockdown period. As the lockdown in Vietnam gradually lifted in October, economic activity and PropertyGuru’s Vietnam revenue have improved Acquisition of REA Assets completed earlier than anticipated in August 2021, leading to an additional month of revenue contribution than originally expected. PropertyGuru’s Malaysia business was able to reduce marketing spend faster than anticipated which contributed to marginally lower costs in 2021 than originally anticipated COVID-related movement control orders in Malaysia have temporarily impacted the rollout of the data business with the real estate industry adopting a more cautious approach to investment Cost savings in 2021 due to reduced hiring with less staff mobility and reduced levels of travel, training and other staff activities, which contributed to marginally lower costs in 2021, slightly offsetting lower FY21 forecast revenues

Our Journey: 15 Years of Innovation 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 PropertyGuru launches in Singapore Closes funding from angel investors Expands into Malaysia, Indonesia, Thailand Strategic investment by Deutsche Telekom and Immobilienscout24 Closes funding from TPG, Emtek, and Square Peg Capital Hari V. Krishnan appointed as CEO Closes funding from KKR Launch of PropertyGuru Lens and Home-Loan Pre-Approval Closes Series F funding Acquisition of IPP Assets from REA(1) Acquires SaaS platform ePropertyTrack (now FastKey) Acquires RumahDijual In Indonesia PropertyGuru celebrates 10 year anniversary Acquires Asia Property Awards Expands into Vietnam with strategic investment in Batdongsan.com.vn Expands in Vietnam, wholly acquiring Batdongsan.com.vn Acquires MyProperty Data in Malaysia Launches home mortgage marketplace, PropertyGuru Finance (1) Refer to slide 38 for further details

Acquisition of REA Group’s Malaysian Assets Further strengthening of our position as the leading(1) Proptech group in Southeast Asia Malaysia is the 3rd large growth market for PropertyGuru Revenue(2) & Adjusted EBITDA(2) accretive deal REA Group as new strategic shareholder with 18% stake on closing of acquisition Low audience and customer cross over between iProperty and PropertyGuru leading to 2 brands, 1 sales team strategy Integration underway with significant cost savings 63% Market share in Malaysia(3) 33% Market Share in Malaysia(3) Malaysia Revenue S$m (1) Please refer to slide 22 for further details (2) Revenue excludes impact from Listing proceeds investments; Adjusted EBITDA excludes SBP, costs of REA acquisition & integration, one-off & ongoing costs of listing; Refer to slide 42 for reconciliation to net loss (3) Based on Relative Engagement Market Share, which is defined as time spent on the PropertyGuru website multiplied by the number of visits relative to the time spent on comparable websites multiplied by the numbers of visits. This is calculated using data from SimilarWeb accessed 2 March 2021, last 3 month average as at 31 December 2020. The average time on site is calculated as the time elapsed between the first and last page view per visit (visits are closed after 30 minutes of inactivity); Closest peer as identified by data from SimilarWeb. From October 2020, Malaysia business started using a beta SimilarWeb algorithm that more accurately reflects mobile traffic

Valuation Benchmarking Closest comparables are real estate classifieds peers however with relatively mature business profile Revenue CAGR CY19A-23F(1) EBITDA CAGR CY19A-23F(1) EV / CY22F Revenue(1) Current Market Share(2)(3) 78% 51% 45% NA 83% Avg. Adj. EBITDA Margin CY19A-23F(1) Note: Comparables for reference purposes only; All figures in CY (1) As extracted from Factset on January 14, 2022; EV calculated as diluted market cap plus debt (including leases, preferred equity, and minority interests, less cash & cash equivalents and investments in associates) (2) Market share data in their own respective home markets based on public disclosures and press searches (3) PropertyGuru’s market share based on blended market share across its 5 markets, apportioned based on their respective CY20A revenue. Market share based on Relative Engagement Market Share, which is defined as time spent on the PropertyGuru website multiplied by the number of visits relative to the time spent on comparable websites multiplied by the numbers of visits. This is calculated using data from SimilarWeb between January 2021 and June 2021. The average time on site is calculated as the time elapsed between the first and last page view per visit (visits are closed after 30 minutes of inactivity) (4) Revenue excludes impact from Listing proceeds investments (5) Refers to Adjusted EBITDA, which excludes SBP, costs of REA acquisition & integration, one-off & ongoing costs of listing (6) Refer to slide 40

Transaction Overview Key Transaction Terms Pro forma equity value at Listing of US$1,783m 100% rollover by strategic shareholders: TPG, KKR & REA Group REA has committed to $20m of the $100m PIPE and exercised a call option over an additional US$32m of primary shares that will be settled with the PIPE US$433m of pro forma cash held on balance sheet to pursue growth Assumes no SPAC shareholders elect to have their SPAC shares redeemed for cash as permitted Illustrative Pro Forma Valuation (US$m) Total Equity Value(1) $1,783 Existing Net Cash on Balance Sheet(2) ($40) Cash to Balance Sheet from Transaction ($393) Total Enterprise Value $1,350 Implied CY22F EV/Revenue(3) 12.4x Illustrative Sources and Uses (US$m) Sources New Bridgetown 2 Class A Shares $1,352 Bridgetown 2 Cash-in-Trust $299 PIPE Investor Cash $100 REA Option Exercise $32 Total Sources $1,783 Uses PropertyGuru Purchase Equity(1) $1,277 Bridgetown 2 Sponsor Class A Shares $75 Cash to Balance Sheet from Transaction $393 Estimated Fees & Expenses $38 Total Uses $1,783 (1) Assumes undiluted share count of 127.7 million rollover equity shares, 29.9 million Bridgetown 2 public shares, 7.5 million sponsor promote shares, 10.0 million PIPE shares and 3.2 million REA options shares. Undiluted share count does not include 112,000 warrants held by KKR (4.0 million pro forma shares) and 176,964 restricted stock units and share options (6.4 million pro forma shares). Assumes no SPAC shareholders elect to have their SPAC shares redeemed for cash as permitted (2) Cash on balance sheet as at 31 March 2021; includes pre-Listing adjustments (3) CY22F revenue of US$109.3m; Includes revenue contribution from REA Assets (refer to slide 38 for further details), excludes impact from Listing proceeds investments

Net Income to Adjusted EBITDA Reconciliation S$m 1H20A 1H21A CY19A CY20A Net loss (2.3) (150.6) (38.5) (14.4) Adjustments: Changes in fair value of preferred shares and embedded derivatives (6.0) 124.1 16.5 (16.4) Finance costs—net 6.3 10.0 11.7 16.0 Depreciation and amortization expense 4.8 5.0 7.7 9.6 Tax expense 0.1 0.3 3.8 0.6 Impairment — 0.0 — 0.8 Share grant and option expenses 3.3 2.5 3.2 6.7 Other (gains)/losses—net 0.3 0.4 1.9 1.7 Business acquisition transaction and integration costs — 1.3 — — Cost of proposed listing — 2.3 6.2 — Adjusted EBITDA 6.4 (4.8) 12.5 4.5 Adjusted EBITDA % Margin 17.5% (11.1%) 14.1% 5.4%

Forecast Assumptions & Use of Proceeds Revenue Assumptions Revenues forecasted for each business area On a country level for Marketplaces ï,§ Key drivers include ARPA, revenue per listing, number of agents / listings / events and year-on-year growth assumptions Refer to slides 28-29 for key forecast assumptions for Singapore Marketplace and Vietnam Marketplace In 2022 and beyond, we assume that the number of COVID-19 cases gradually decrease in our Priority Markets and other markets where we operate, vaccine roll- outs are successful and are not undermined by new COVID-19 variants, and that there is no resumption of any form of movement control or stay-at-home orders that would adversely impact the real estate market or the pace of general economic recovery Cost Assumptions Costs are driven separately for each category on a country level, taking into account the effects of inflation, costs that are variable to revenue growth, cost efficiencies with scale and cost reduction post-acquisition integration of REA Assets(1) Costs include cost of sales, salaries, marketing expenses, IT etc. Use of Listing Proceeds Expected to commence in CY22F with target investment size at 7-9x EV/Revenue of potentially acquired targets Management expectation of acquiring 2-4 potential targets which are strategically accretive to current business and addresses adjacent TAMs as outlined on slides 13 and 23 Listing proceeds investments expected to yield S$37-49m of revenue in CY23F Illustrative impact from investment based on 7.0-9.0x of revenue, with additional growth rate assumed post-investment Majority of the net proceeds expected to be utilised by CY25F Small portion of net proceeds potentially used for organic growth of existing businesses as well Company is currently evaluating potential opportunities and any further investment would be pursued based on strategic fit on a case-by-case basis (1) Refer to slide 38 for further details

Industry-leading and Highly Experienced Board of Directors Olivier Lim Chair and Independent Director Former Group Deputy CEO, CIO and CFO of CapitaLand Current Non-Executive roles include Lead Independent Director of DBS Group Holdings and DBS Bank, Chairman of Certis CISCO and Director of Raffles Medical Group Hari V Krishnan Chief Executive Officer and Managing Director Two decades of tech industry leadership across Asia Pacific and the US Former Vice President, Asia Pacific and Japan at LinkedIn MBA from INSEAD Steve Melhuish Co-Founder and Non-Executive Director Award-winning entrepreneur with 28 years’ experience in Asia and Europe Former CEO of PropertyGuru and two other tech start-ups VC partner, angel investor and board advisor to tech and greentech firms Jennifer Macdonald Non-Executive Independent Director Former CFO and Interim CEO of Helloworld Travel, and CFO at REA Group Currently serves as Non-Executive Director for Bapcor, Redbubble and Australian Pharmaceutical Industries Melanie Wilson Non-Executive Independent Director Over 15 years’ experience in senior management roles across global retail brands Currently serves as a Non-Executive Director of Baby Bunting, iSelect, EML Payments and Shaver Shop Rachna Bhasin Non-Executive Independent Director Over 10 years’ experience leading global companies in the technology, music and consumer internet industries Currently serves as Independent Director on the boards of Shutterstock and Ryman Hospitality Properties Owen Wilson Non-Independent Director Over 30 years’ experience working across information technology, recruitment and banking ï® Currently serves as CEO of REA Group, with prior roles as CFO of Chandler MacLeod Group and COO of ANZ Institutional and vestment Bank Ashish Shastry Non-Independent Director A Partner of KKR, based in Singapore Serves or has served on the boards of Metro Pacific Hospital Holdings Inc, Goodpack, MMI Holdings, Joulon Holdings, Bank BTPN, Parkway Holdings and Parkway Trust Management (manager of Parkway Life REIT) Dominic Picone Non-Independent Director A Partner of TPG, based in Singapore Over 15 years of private equity investing experience in Asiaï® Serves or has served on the boards of Aviva Singlife, XCL Education, Vietnam Australia International School, 8990 Holdings, BFI Finance and Grand Royal Group

Risk Factors The risks presented below are certain of the general risks related to PropertyGuru’s business, industry and ownership structure and are not exhaustive. The list below is qualified in its entirety by disclosures contained in future filings by PropertyGuru, its affiliates or by third parties with the United States Securities and Exchange Commission (“SEC”). These risks speak only as of the date of the presentation, and neither PropertyGuru nor Bridgetown undertake any obligation to update the disclosures contained herein. The risks highlighted in future filings with the SEC may differ significantly from and will be more extensive than those presented below. Additional risks related to PropertyGuru in connection with and following the consummation of the Business Combination are described above under “Forward Looking Statements” and elsewhere under “Disclaimer”. In making any investment decision, you should rely solely upon independent investigations made by you. You acknowledge that you are not relying upon, and have not relied upon, any of the following summary of risks or any other statement, representation or warranty made by any person, firm or corporation, other than the statements, representations and warranties of Bridgetown and the investee entity explicitly contained in any subscription agreement you enter into in connection with the contemplated investment, or any investor presentation prepared in connection with such investment. You acknowledge that you have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in PropertyGuru, and you have sought such accounting, legal and tax advice as you have considered necessary to make an informed investment decision. Risks Related to Our Business and Our Industry 1. We have a history of losses, and we may not achieve or maintain profitability in the future. 2. COVID-19 has adversely affected our business and may continue to adversely affect our business. 3. Our business is dependent on our ability to attract new, and retain existing, customers and consumers to our platform in a cost-effective manner. 4. We do not have long-term contracts with most of our customers, and most of our customers may terminate their contracts on short notice. 5. Our decision to launch new product or service offerings and increase the prices of our products and services may not achieve the desired results. 6. If our customers do not make valuable contributions to our platform or fail to meet consumers’ expectations, we may experience a decline in the number of consumers accessing our platform and consumer engagement, which could adversely affect our business, financial condition and results of operations. 7. We may not be able to attract a sufficient level of traffic to our websites and applications. 8. We operate in a highly competitive and rapidly changing industry, which could impair our ability to attract users of our products, which could adversely affect our business, results of operations and financial condition. 9. Our business, financial condition and operating results may be significantly impacted by general economic conditions and the health of the real estate industry in our Priority Markets. 10. Our business is subject to legal and regulatory risks that could have an adverse impact on our business and prospects. 11. Our ability to attract, train and retain executives and other qualified employees is critical to our business, results of operations and future growth. 12. We depend on our agents business for a significant portion of our revenue. 13. Our operations and investments are located in Southeast Asia and we are therefore exposed to various risks inherent in operating and investing in the region. 14. Our strategic investments and acquisitions may not bring us anticipated benefits, may pose integration challenges and may divert the attention of management, and we may not be successful in pursuing future investments and acquisitions. 15. We may not be successful in implementing our growth strategies and our business could suffer if we do not successfully manage our growth. 16. We may need to raise additional capital to grow our business and we may not be able to raise additional capital on terms acceptable to us, or at all.

Risk Factors (Cont’d) Risks Related to Our Business and Our Industry (Cont’d) 17. Our historical financial results and the unaudited pro forma condensed combined financial statements included elsewhere in this proxy statement/prospectus may not be indicative of our future consolidated results of operations or financial condition going forward, and our unaudited pro forma condensed combined financial statements included elsewhere in this proxy statement/prospectus may not be indicative of what our actual financial position or results of operations would have been. 18. The projected financial and operating information in this proxy statement/prospectus relies in large part upon assumptions and analyses developed by us. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from our forecasted results. 19. Catastrophic events may disrupt our business. 20. Some of our potential losses may not be covered by insurance. We may not be able to obtain or maintain adequate insurance coverage. 21. If the methodologies we use to assess property values on our platform are inaccurate, it could have an adverse effect on our business, financial condition and results of operation. 22. Improper, illegal or otherwise inappropriate activity by agents, developers or other third parties could harm our business and reputation and expose us to liability. 23. We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations, which may adversely affect investor confidence in PubCo and, as a result, the value of PubCo’s shares. 24. Unfavorable media coverage could harm our business, financial condition, and results of operations. 25. Industry data, projections and estimates contained in this proxy statement/prospectus are inherently uncertain and subject to interpretation. Accordingly, you should not place undue reliance on such information. 26. Fluctuations in foreign currency exchange rates will affect our financial results, which we report in Singapore Dollars. Risks Related to PropertyGuru’s Intellectual Property and Technology 1. Any failure to protect our information technology systems and platforms against security breaches (which includes physical and/or cybersecurity breaches either by external actors or rogue employees) or otherwise protect our confidential information or our platform users’ personally identifiable information could damage our reputation and brand and adversely affect our business, reputation, financial condition and results of operations. 2. We are subject to privacy, data protection and information security laws in the jurisdictions in which we operate, and these regulations could impose significant compliance burdens. 3. System interruption in our information systems and infrastructure including system capacity constraints may adversely affect our business, financial condition and results of operations. 4. We rely on third-party suppliers and service providers, many of whom have significant leverage over us. 5. We may be unable to adequately protect our intellectual property, which could harm the value of our brands and our business. We may be subject to third party claims for intellectual property rights infringement. 6. Our services utilize third-party open-source software components, which may pose particular risks to our proprietary software, technologies, products and services in a manner that could negatively affect our business. Risks Related to Regulatory Compliance and Legal Matters 1. Uncertainties with respect to laws and regulations in the countries in which we operate could adversely affect our business, financial condition and results of operations. 2. We may not achieve the intended tax efficiencies of our corporate structure and intercompany arrangements, which could increase our worldwide effective tax rate. 3. We could face uncertain tax liabilities in various jurisdictions in which we operate, which could adversely impact our operating results.

Risk Factors (Cont’d) Risks Related to Regulatory Compliance and Legal Matters (Cont’d) 4. Our subsidiaries in Thailand and Vietnam are subject to foreign ownership restrictions under local laws, and there are inherent risks in our ownership arrangements in these countries. 5. We may be subject to capital controls and other tax laws. 6. Changes in, or failure to comply with, competition and antitrust laws could adversely affect our business, financial condition and results of operations. 7. We are from time to time involved in, and may in the future be subject to, litigation and other claims and disputes in the course of our business. Risks Relating to Bridgetown 2 and the Business Combination 1. Bridgetown 2’s current directors and executive officers and their affiliates have interests that are different than, or in addition to (and which may conflict with), the interests of its shareholders, and therefore potential conflicts of interest exist in recommending that shareholders vote in favor of approval of the Business Combination. Such conflicts of interests include that Sponsor as well as Bridgetown 2’s executive officers and directors will lose their entire investment in Bridgetown 2 if the Business Combination or another business combination is not completed before the Final Redemption Date. 2. The exercise of Bridgetown 2’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in Bridgetown 2’s best interest. 3. Sponsor and Bridgetown 2’s directors and officers agreed to vote in favor of the Business Combination, regardless of how Bridgetown 2’s public shareholders vote. 4. Bridgetown 2 is dependent upon its executive officers and directors and their loss could adversely affect Bridgetown 2’s ability to complete the Business Combination. 5. Bridgetown 2’s officers and directors will allocate their time to other businesses, thereby causing conflicts of interest in their determination as to how much time to devote to Bridgetown 2’s affairs. This conflict of interest could have a negative impact on Bridgetown 2’s ability to complete the Business Combination. 6. Sponsor, Bridgetown 2’s directors, officers, advisors and their affiliates may elect to purchase shares from public shareholders, which may influence a vote on the Business Combination and reduce the public “float” of Bridgetown 2 Shares. 7. Bridgetown 2 did not obtain a third-party valuation or fairness opinion in respect of PropertyGuru and consequently, you have no assurance from an independent source that the price Bridgetown 2 is paying in connection with the Business Combination is fair to Bridgetown 2 from a financial point of view. 8. Shareholder litigation could prevent or delay the closing of the Business Combination or otherwise negatively impact business, operating results and financial condition. 9. The COVID-19 pandemic triggered an economic crisis which may delay or prevent the consummation of the Business Combination. 10. Delays in completing the Business Combination may substantially reduce the expected benefits of the Business Combination. 11. Bridgetown 2 may not have sufficient funds to consummate the Business Combination or operate until the Final Redemption Date. 12. If Bridgetown 2 is unable to complete the Business Combination, or another business combination, within the prescribed time frame, Bridgetown 2 would cease all operations except for the purpose of winding up and redeem its public shares and liquidate. 13. If, before distributing the proceeds in the trust account to its public shareholders, Bridgetown 2 files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of its shareholders and the per-share amount that would otherwise be received by its shareholders in connection with its liquidation may be reduced. 14. If an Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, Bridgetown 2’s board of directors will not have the ability to adjourn the Extraordinary General Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved.

Risk Factors (Cont’d) Risks Relating to Bridgetown 2 and the Business Combination (Cont’d) 15. Unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes (direct or indirect), levies or other liabilities may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination, which could have a significant negative effect on PubCo’s financial condition and results of operations and the price of PubCo Ordinary Shares, which in turn could cause you to lose some or all of your investment. 16. If third parties bring claims against Bridgetown 2, the proceeds held in the trust account could be reduced and the per-share redemption amount received by Bridgetown 2’s shareholders may be less than $10.00 per share. 17. If, after Bridgetown 2 distributes the proceeds in the trust account to its public shareholders, Bridgetown 2 files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and the members of Bridgetown 2’s board of directors may be viewed as having breached their fiduciary duties to its creditors, thereby exposing the members of its board of directors and Bridgetown 2 to claims for punitive damages. 18. The Business Combination may be completed even though material adverse effects may result from the announcement of the Business Combination, industry-wide changes and other causes. 19. Subsequent to the completion of the Business Combination, PubCo may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and the price of PubCo Ordinary Shares, which could cause Bridgetown 2 shareholders to lose some or all of their investment. 20. During the interim period, Bridgetown 2 is prohibited from entering into certain transactions that might otherwise be beneficial to Bridgetown 2 or its respective shareholders. 21. The Business Combination Agreement remains subject to conditions that Bridgetown 2 cannot control and if such conditions are not satisfied or waived, the Business Combination may not be consummated. 22. Bridgetown 2 shareholders may have limited remedies if their shares suffer a reduction in value following the Business Combination, and because Bridgetown 2 (and also PubCo, the surviving company) is incorporated under the laws of the Cayman Islands, shareholders may face difficulties in protecting their interests, and a shareholder’s ability to protect its rights through the U.S. federal courts may be limited. 23. Bridgetown 2 Warrants are accounted for as liabilities and the changes in value of Bridgetown 2 Warrants could have a material effect on Bridgetown 2’s financial results. 24. Bridgetown 2 has identified a material weakness in its internal control over financial reporting. This material weakness could continue to adversely affect its ability to report its results of operations and financial condition accurately and in a timely manner. 25. The process of taking a company public by means of a business combination with a special purpose acquisition company is different from taking a company public through an underwritten offering and may create risks for our unaffiliated investors. Risks Related to Ownership of PubCo Ordinary Shares 1. The NYSE may not list the PubCo Ordinary Shares, which could limit investors’ ability to transact in PubCo Ordinary Shares and could subject PubCo to additional trading restrictions. 2. Certain existing shareholders of PropertyGuru will have substantial influence over PubCo and their interests may not be aligned with the interests of PubCo’s other shareholders. 3. The market price and trading volume of the PubCo Ordinary Shares may be volatile and could decline significantly following the Business Combination. 4. We do not know whether a market will develop for the PubCo Ordinary Shares or what the market price of the PubCo Ordinary Shares will be and, as a result, it may be difficult for holders of PubCo Ordinary Shares to sell their PubCo Ordinary Shares. 5. PubCo will issue PubCo Ordinary Shares as consideration for the Business Combination and the PIPE Investment, and PubCo may issue additional PubCo Ordinary Shares or other equity or convertible debt securities without approval of the holders of PubCo Ordinary Shares, which would dilute existing ownership interests and may depress the market price of PubCo Ordinary Shares. 6. There will be material differences between your current rights as a holder of Bridgetown 2 Shares and the rights one will have as a holder of PubCo Ordinary Shares, some of which may adversely affect you. 7. Upon completion of the Business Combination, Bridgetown 2 shareholders will become PubCo shareholders, Bridgetown 2 warrant holders will become holders of PubCo Warrants and the market price for the PubCo Ordinary Shares may be affected by factors different from those that historically have affected Bridgetown 2 securities. 8. PubCo Warrants will become exercisable for PubCo Ordinary Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to its shareholders. 9. If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about PubCo, its share price and trading volume could decline significantly. 10. Future resales of PubCo Ordinary Shares issued to PropertyGuru shareholders and other significant shareholders may cause the market price of the PubCo Ordinary Shares to drop significantly, even if PubCo’s business is doing well.

Risk Factors (Cont’d) Risks Related to Ownership of PubCo Ordinary Shares (Cont’d) 11. The NYSE may not list the PubCo Ordinary Shares, which could limit investors’ ability to transact in PubCo Ordinary Shares and could subject PubCo to additional trading restrictions. 12. Certain existing shareholders of PropertyGuru will have substantial influence over PubCo and their interests may not be aligned with the interests of PubCo’s other shareholders. 13. The market price and trading volume of the PubCo Ordinary Shares may be volatile and could decline significantly following the Business Combination. 14. We do not know whether a market will develop for the PubCo Ordinary Shares or what the market price of the PubCo Ordinary Shares will be and, as a result, it may be difficult for holders of PubCo Ordinary Shares to sell their PubCo Ordinary Shares. 15. PubCo will issue PubCo Ordinary Shares as consideration for the Business Combination and the PIPE Investment, and PubCo may issue additional PubCo Ordinary Shares or other equity or convertible debt securities without approval of the holders of PubCo Ordinary Shares, which would dilute existing ownership interests and may depress the market price of PubCo Ordinary Shares. 16. There will be material differences between your current rights as a holder of Bridgetown 2 Shares and the rights one will have as a holder of PubCo Ordinary Shares, some of which may adversely affect you. 17. Upon completion of the Business Combination, Bridgetown 2 shareholders will become PubCo shareholders, Bridgetown 2 warrant holders will become holders of PubCo Warrants and the market price for the PubCo Ordinary Shares may be affected by factors different from those that historically have affected Bridgetown 2 securities. 18. PubCo Warrants will become exercisable for PubCo Ordinary Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to its shareholders. 19. If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about PubCo, its share price and trading volume could decline significantly. 20. Future resales of PubCo Ordinary Shares issued to PropertyGuru shareholders and other significant shareholders may cause the market price of the PubCo Ordinary Shares to drop significantly, even if PubCo’s business is doing well. 21. The requirements of being a public company may strain PubCo’s resources, divert PubCo management’s attention and affect PubCo’s ability to attract and retain qualified board members. 22. PubCo will be an “emerging growth company” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make PubCo’s Ordinary Shares less attractive to investors, which could have a material and adverse effect on PubCo, including its growth prospects. 23. PubCo will qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such PubCo is exempt from certain provisions applicable to United States domestic public companies. 24. PropertyGuru currently reports and PubCo will report financial results under IFRS, which differs in certain significant respect from U.S. GAAP. 25. As a company incorporated in the Cayman Islands, PubCo is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards applicable to domestic U.S. companies; these practices may afford less protection to shareholders than they would enjoy if PubCo complied fully with the NYSE corporate governance listing standards. 26. You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is incorporated under the law of the Cayman Islands, PubCo conducts substantially all of its operations and a majority of its directors and executive officers reside outside of the United States. 27. The ability of PubCo’s subsidiaries after the consummation of the Business Combination in certain Southeast Asia markets to distribute dividends to PubCo may be subject to restrictions under their respective laws. 28. It is not expected that PubCo will pay dividends in the foreseeable future after the Business Combination. 29. If PubCo Ordinary Shares are not eligible for deposit and clearing within the facilities of the Depository Trust Company, then transactions in the PubCo Ordinary Shares may be disrupted. Risks Relating to Taxation 1. PubCo may be or become a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders.

Risk Factors (Cont’d) Risks Relating to Redemption of Bridgetown 2 Shares 1. You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to redeem or sell your public shares, potentially at a loss. 2. Shareholders of Bridgetown 2 who wish to redeem their shares for a pro rata portion of the trust account must comply with specific requirements for redemption, which may make it difficult for them to exercise their redemption rights prior to the deadline. If shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Bridgetown 2 Shares for a pro rata portion of the funds held in the trust account. 3. Bridgetown 2 does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for Bridgetown 2 to complete a business combination with which a substantial majority of its shareholders do not agree. 4. The grant and future exercise of registration rights may adversely affect the market price of PubCo Ordinary Shares upon consummation of the Business Combination. 5. If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the Bridgetown 2 Shares issued in the Bridgetown 2 IPO, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the Bridgetown 2 Shares issued in the Bridgetown 2 IPO. 6. There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the trust account will put the shareholder in a better future economic position.

Glossary Terms Definitions ARPA is defined as agent revenue for a period divided by the average number of agents in that period, which is calculated as the sum of the number of total agents at the end of each ARPA month in a period divided by the number of months in such period Average revenue per listing Average revenue per listing is defined as revenue for a period divided by the number of listings in such period Bridgetown 2 Sponsor Refers to Bridgetown 2 LLC Bridgetown Public Shareholders Ordinary shareholders who have subscribed to Class A shares issued by Bridgetown 2 Holdings Depth Products are optional features and add-ons that Agents can purchase, from within or on top of their subscription packages, to enhance visibility and performance Examples include Boost and Repost – Boost is a depth product that allows agents to increase the exposure of their listing. Boosted listings will be ranked above regular listings in all relevant searches and are displayed Depth Product after Featured Agent Listings. Agent profile photos will be displayed alongside their Boosted listings in searches, and the listing details pages will be ads-free, reserving property seekers’ full attention to the property being marketed – Repost allows an agent to refresh the listing post date, and enable their listing to rank high on search results within the listing tier (Regular, Boost, Featured) Adjusted EBITDA Adjusted EBITDA excludes SBP, costs of REA acquisition & integration, one-off & ongoing costs of listing. Refer to slide 42 for reconciliation to net loss PropertyGuru’s existing mortgage brokerage business FinTech PropertyGuru is also looking to enter into valuation & data consultancy services for valuers, banks, developers and governments as laid out in the estimated TAM Listing As part of the Transaction, PropertyGuru seeks to merge with Bridgetown 2 Holdings Ltd (listed on NASDAQ) and as a result will become a listed company post-transaction Listing proceeds investments Investments made with proceeds obtained from the Listing process including PIPE proceeds PIPE Private Investment in Public Equity; PropertyGuru to raise US$100m of estimated PIPE as part of this Transaction ï,§ REA Group (listed on ASX), a wholly owned subsidiary that has become one of the new major shareholders of PropertyGuru, post their sale of the REA Assets for an equity stake in REA PropertyGuru ï,§ Refers to the acquisition of shares in certain REA entities which would add to PropertyGuru’s current Malaysia and Thailand businesses REA Assets The transaction closed in August 2021ï,§ Refer to slide 38 for further details SBP Share-based Payments (for employee compensations) SPAC Refers to Bridgetown 2 Holdings Limited TAM Total Addressable Market; Core TAM refers to “Agent & Developer Marketing”, Adjacent TAM refers to “FinTech”, “Data Services”, “Developer OS”, and “Home Services”

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Property Guru, PropertyGuru Group Limited (“PubCo”) and Bridgetown 2, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of PropertyGuru, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words.

All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Bridgetown 2 and PropertyGuru, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of Bridgetown 2 or PropertyGuru is not obtained; the risk that the business combination disrupts current plans and operations of Bridgetown 2 or PropertyGuru as a result of the announcement and consummation of the business combination; the ability of PropertyGuru to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to PropertyGuru; the amount of redemption requests made by Bridgetown 2’s shareholders and the amount of funds available in the Bridgetown 2 trust account; PropertyGuru’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; customers of the Group continuing to make valuable contributions to its platform, the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates, general economic conditions in the countries in which the Group operates, the Group’s ability to attract and retain management and skilled employees, the impact of the COVID-19 pandemic on the business of the Group, the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group’s ability to grow and protect its brand and the Group’s reputation, the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, Bridgetown 2’s Quarterly Report on Form 10-Q and other documents filed by PubCo or Bridgetown 2 from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither Bridgetown 2 nor PropertyGuru presently know, or that Bridgetown 2 or PropertyGuru currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements reflect Bridgetown 2’s and PropertyGuru’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or Bridgetown 2’s or PropertyGuru’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. Bridgetown 2 and PropertyGuru anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, Bridgetown 2 and PropertyGuru may elect to update these forward-looking statements at some point in the future, PubCo, Bridgetown 2 and PropertyGuru specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by PropertyGuru or Bridgetown 2 or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing Bridgetown 2’s or PropertyGuru’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of PropertyGuru and Bridgetown 2 contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the PropertyGuru, Bridgetown 2 or any other entity.

Industry and Market Data

This document contains information, estimates and other statistical data derived from third party sources and/or industry or general publications. Such information involves a number of assumptions and limitations, and you are cautioned not to place undue weight on such estimates. PropertyGuru, PubCo and Bridgetown 2 have not independently verified such third-party information, and make no representation as to the accuracy of such third-party information.

About Key Performance Metrics and Non-IFRS Financial Measures

Engagement Market Share is the average monthly engagement for websites owned by PropertyGuru as compared to average monthly engagement for a basket of peers calculated over the relevant period. Engagement is calculated as the number of visits to a website during a period multiplied by the total amount of time spent on that website for the same period, in each case based on data from SimilarWeb.

Number of agents in all Priority Markets except Vietnam is calculated for a period as the sum of the number of agents with a valid 12-month subscription package at the end of each month in a period divided by the number of months in such period. In Vietnam, number of agents is calculated as the number of agents who credit money into their account within the relevant period. When counting in aggregate across the PropertyGuru group, in markets where PropertyGuru operates more than one property portal, an agent with subscriptions to more than one portal is only counted once.

Number of real estate listings is calculated as the number of listings created during the month for Vietnam and total listings at the end of the previous month for other markets.

This document also includes references to non-IFRS financial measures, namely Adjusted EBITDA and Adjusted EBITDA Margin. PropertyGuru uses these measures, collectively, to evaluate ongoing operations and for internal planning and forecasting purposes. PropertyGuru believes that non-IFRS information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS measures to supplement their IFRS or GAAP results. These non-IFRS measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies. Accordingly, non-IFRS measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as net loss and loss before income tax.

Adjusted EBITDA is a non-IFRS financial measure defined as net loss for year/period plus changes in fair value of preferred shares and embedded derivatives, finance cost, depreciation and amortization, income tax expense, impairments when the impairment is the result of an isolated, non-recurring event, share grant and option expenses, loss on disposal of plant and equipment and intangible assets, currency translation loss, fair value loss on contingent consideration, business acquisition transaction and integration cost and cost of proposed listing. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue. The table below reconciles Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable financial measure stated in accordance with IFRS.

	Six Months Ended June 30,
	2021	2020

	(S$ in thousands)
Net loss	(150,568)	(2,298)
Adjustments:
Changes in fair value of preferred shares and embedded derivatives	124,146	(6,032)
Finance costs—net	9,951	6,330
Depreciation and amortization expense	5,012	4,769
Tax expense	339	70
Impairment	8	—
Share grant and option expenses	2,468	3,255
Other (gains)/losses—net	366	281
Business acquisition transaction and integration costs	1,254	—
Cost of proposed listing	2,252	—

Adjusted EBITDA	(4,772)	6,375
Revenue	42,890	36,374
Adjusted EBITDA	(4,772)	6,375

Adjusted EBITDA Margin	(11.1%)	17.5%

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between PropertyGuru and Bridgetown 2. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of Bridgetown 2 for their consideration.

In connection with the business combination, PubCo has filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC that includes a preliminary proxy statement of Bridgetown 2 to be distributed to Bridgetown 2’s shareholders in connection with Bridgetown 2’s solicitation for proxies for the vote by Bridgetown 2’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the preliminary prospectus relating to the offer of the securities to be issued to PropertyGuru’s shareholders in connection with the completion of the proposed business combination. Bridgetown 2 and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement is declared effective, Bridgetown 2 will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bridgetown 2 will send to its shareholders in connection with the business combination. Bridgetown 2’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Bridgetown 2’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about Bridgetown 2, PubCo, PropertyGuru and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Bridgetown 2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Bridgetown 2. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Bridgetown 2, PubCo and PropertyGuru and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Bridgetown 2’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Bridgetown 2’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about Bridgetown 2’s directors and executive officers in Bridgetown 2’s final prospectus filed with the SEC on January 27, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.